FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2003

Research In Motion

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated June 19, 2003 ("T-Mobile USA Launches New BlackBerry 6210")	3

Document 1

June 19, 2003

FOR IMMEDIATE RELEASE

T-MOBILE USA LAUNCHES NEW BLACKBERRY 6210

Customers Get More ® Mobile Email and Integrated Voice in Sleek New Handheld

BELLEVUE, Wash. – June 19, 2003 – T-Mobile USA, Inc. today introduced the BlackBerry® 6210TM, one of the most affordable and simplest ways to manage email and make wireless voice calls from a single handheld device. In addition to being a great mobile solution for enterprise customers with corporate email systems, the BlackBerry 6210 from T-Mobile now allows consumers and small businesses to get their Internet Service Provider (ISP) email while mobile on T-Mobile’s all-digital, high-speed GSM/GPRS voice and data network– the largest of its kind in the U.S.

The BlackBerry 6210, developed by Research in Motion (RIM) (NASDAQ: RIMM; TSX: RIM), is now available directly from T-Mobile for $299.99. In keeping with its Get More® promise to offer the best overall value in wireless, consumers, small businesses and corporate enterprises can enjoy the benefits of the BlackBerry wireless voice and email solution at flat monthly rates. T-Mobile customers who choose the BlackBerry can now add unlimited email and mobile content to most voice plans for $29.99 a month.

“T-Mobile’s goal is to provide our customers with reliable wireless voice and data access to applications that they care about most across our entire national network,” said Cole Brodman, senior vice president and chief development officer for T-Mobile USA, Inc. “For the international traveler, we know how difficult it can be to get email access, and thanks to T-Mobile International’s strong international presence and the BlackBerry 6210, it’s now simple to stay in contact when traveling abroad.”

“The BlackBerry 6210 gives T-Mobile customers the freedom of increased mobility while staying connected to the people and information that drive their business, ” said Mark Guibert, vice president of corporate marketing for Research In Motion. “We are extremely pleased to introduce the BlackBerry 6210 with T-Mobile and expand the distribution of BlackBerry to a wider range of customers across the United States.”

The BlackBerry 6210 is a full-featured handheld designed specifically to deliver wireless email, phone, SMS, mobile content and organizer functionality on the best combined phone and email device that is smaller and lighter than previous BlackBerry handhelds, making it an ideal productivity tool for mobile professionals:

Wireless Email

The BlackBerry 6210 is the perfect wireless email extension enabling customers to send and receive email, with attachments, quickly and easily using the full QWERTY keyboard. T-Mobile customers can wirelessly access up to 10 corporate or personal email accounts, including popular ISPs, to stay connected to both business and personal email on the same handheld. The BlackBerry “push” architecture means email is automatically delivered to the handheld and users receive emails automatically – no effort required.

Mobile Phone

The feature rich built-in dual-band phone functionality means customers can make and receive calls while roaming abroad and use features such as call waiting, conference calling and call forwarding where available. The BlackBerry 6210 can be held in the same manner as a mobile phone or using the included hands-free headset, customers can type notes or access information while speaking.

SMS

Empowering cross-device communications, the BlackBerry 6210 supports Short Messaging Service (SMS) enabling customers to send short text messages that quickly can be exchanged between SMS-enabled wireless devices without adding email messages to an inbox. The full QWERTY keypad on the BlackBerry 6210 is ideal for typing SMS messages.

Organizer

Customers can stay organized with the full-featured calendar, address book, memo pad and task list applications that can be synched with their desktop personal computer for maximum productivity.

Application Integration

The BlackBerry 6210 features exceptional software integration meaning customers can use the same integrated address book and inbox to access all email, voice and SMS applications. Additionally, BlackBerry 6210 users can even click on an email address, telephone number or URL inside an email message to automatically compose a new message, call a telephone number or connect to a URL.

Expandable

The BlackBerry 6210 runs on the Java™ 2 Micro Edition (J2ME™) platform. The modular J2ME application development environment opens the handheld to a large and growing developer community writing productivity-enhancing wireless applications that can extend the back office resources to mobile professionals.

To purchase a BlackBerry 6210 or find the nearest sales representative, go to www.t-mobile.com or call 1-800-TMOBILE.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile operates a national all digital voice and data network based on a single GSM/GPRS 1900 technology standard. In addition, T-Mobile operates the largest carrier owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the country, available in more than 2,400 public access locations including Starbucks coffeehouses, Borders Books and Music, airports and American Airlines Admirals Clubs. T-Mobile is committed to providing the best value in wireless service through its GET MORE® promise to provide customers with more minutes, more features and more service than any other wireless provider. For purposes of this press release, references to T-Mobile USA, Inc. consist of T-Mobile USA, Inc. and Powertel, Inc. For more information, visit the company web site at www.t-mobile.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Research In Motion, RIM and BlackBerry are trademarks or registered trademarks of Research In Motion Limited in the United States and other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contacts (press only):

Bryan Zidar, T-Mobile USA

Phone: (425) 378-6082

Courtney Flaherty, Brodeur Worldwide for RIM

Phone: (212) 771-3637

cflaherty@brodeur.com;

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.net

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

Registrant

Date:	June 19, 2003	By:	/s/ Rob Duncan

(Signature)
Rob Duncan
Vice President, Corporate Controller